Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Authorized Capital Publicly held Company

Corporate Taxpayer’s ID (CNPJ/ME) 16.404.287/0001-55

Company Registry (NIRE) 29.3.0001633-1

São Paulo, May 14, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with provisions of CVM Instruction No. 358 of January 3, 2002, as amended, and CVM Instruction No. 480 of December 7, 2009 (“CVM Instruction No. 480/09”), as amended, and referring to the Material Fact of December 12, 2019, in accordance with the best corporate governance practices, hereby informs that it reviewed its Capital Expenditure (CAPEX) estimates for 2020, to R$ 4.2 billion from R$ 4.4 billion, mainly due to lower maintenance expenditures, due to initiatives related to project payments and scheduled downtimes postponements, without reducing the scope, as follows:

Investments (R$ billion)	Previous Guidance	Current Guidance
Maintenance	3.6	3.5
Industrial maintenance	0.7	0.6
Forestry maintenance	2.8	2.8
Others	0.1	0.1
Expansion and modernization	0.3	0.2
Land and forestry	0.4	0.4
Port terminals	0.1	0.1
Total	4.4	4.2

The Company clarifies that item 11 of the Company’s Reference Form will be duly updated, within the term provided for in CVM Instruction No. 480/09.

With the information released in this Material Fact, the Company reaffirms its commitment to transparency to its shareholders, investors, and the market in general by keeping them appropriately informed, including providing updates on any other material changes.

The projections presented herein only reflect current estimates or expectations of the Company’s Management, subject to risks and uncertainties, not representing by no means any promise of performance. These projections represent forward-looking statements, according to the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates”, “believes”, “expects”, “foresees”, “intends”, “plans”, “projects”, “aims”, “shall”, and other similar terms, aim at identifying these projections, which involve risks or uncertainties foreseen or not by the Company. Information on business prospects, projections, and financial targets are mere estimates, based on current Management’s expectations about the future of the Company and its subsidiaries. These expectations rely on the market conditions, the economic scenario of Brazil, the countries and sectors in which the Company operates. Any change in the perception or the factors mentioned above may cause concrete results to differ from volume projections presented herein.

São Paulo, May 14, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer